UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, April 3rd 2019

Mr.

Joaquín Cortez Huerta

Superintendent

Financial Market Commission

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Mr. Superintendent:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and General Rule No. 30, duly authorized by the Board of Directors in extraordinary session dated July 8, 2016, the following material fact regarding LATAM Airlines Group S.A. (“LATAM” or the “Society”), Securities Registration No. 306, reports the following:

Dated today LATAM Airlines Brazil, an affiliate of LATAM Airlines Group S.A., announced that it has been approached by Elliott Associates L.P., Elliott International L.P., and Manchester Securities Corporation (jointly "Elliott"), the largest debt holders of Oceanair Linhas Aéreas S.A. and AVB Holding S.A. (jointly "Avianca Brasil"), and has agreed to bid for at least one independent productive unit (“IPU”) [unidade produtiva isolada UPI] of its respective assets (including but not limited to certain contracts, operating certificates, permits, and slots), of Elliot’s restructuring proposal in upcoming auctions for a minimum amount of US$70 million. As part of the proposed restructuring, and subject to compliance with certain conditions, LATAM Airlines Brazil has committed to extend to Avianca Brasil, directly and indirectly, up to US$13 million of debtor–in–possession loans to finance, in part, working capital in support of the ongoing operations, amount that will be reimbursed to LATAM Airlines Brazil if the restructuring proposal is successful.

With this date, the reservation of the communication that was sent as Reserved Material Fact on March 26, 2019, whose content is consolidated in the agreements referred to in this communication, is lifted.

It is hereby stated that at this date it is not possible to determine the financial effects that the matters reported may have on the assets, liabilities or results of the Society or the date on which the adjudication of the aforementioned productive unit could materialize, which, in any case, is subject to any and all required governmental and antitrust approvals being granted in a timely manner.

LATAM will keep your Commission duly informed of any relevant development that may occur in relation to the facts it reveals.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Juan Carlos Menció
	Name:	Juan Carlos Menció
	Title:	Vice President of Legal Affairs